McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-1900

April 27, 2007

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	McDonald's Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 1-05231

Dear Ms. Cvrkel:

In reply to your further comments set out in your letter dated April 18, 2007, we have the following response.

Notes to Consolidated Financial Statements, page 34
Discontinued Operations, page 38

1. Comment
We note your response to our prior comment number 3 but do not concur with your conclusion that your disclosures pursuant to paragraph 47 of SFAS No.144 were adequate given the overall materiality of the gain recognized on the disposition of Chipotle in your financial statements. Accordingly, please revise the notes to your financial statements in future filings to include the following disclosures:

•
Please disclose the facts and circumstances leading to the disposal of Chipotle as required by paragraph 47a of SFAS No.144. We do not believe providing these disclosures in MD&A or in previous SEC filings satisfies the financial statement disclosure requirements outlined in SFAS No.144.

•
Please disclose the revenue and pre-tax profit and loss of Chipotle reflected in discontinued operations for all periods presented. Although these disclosures may not be material to your consolidated revenues and consolidated pre-tax profit they presumably would be material to the segment results of the segment in which Chipotle was previously included.

Mr. Matthew H. Paull
McDonald's Corporation
April 27, 2007
2

•
Please explain in your future segment disclosures where Chipotle was previously classified in your segment disclosures. Although you disclose in a footnote the assets of your discontinued operation, it is not apparent from the disclosures provided in your “Segment and Geographic Information” footnote where the Chipotle operations were previously classified. Please clarify this in your future segment disclosures.

Response
As requested by the staff, we will revise the notes to the financial statements in future filings, starting with our Form 10-Q for the quarter ended March 31, 2007, to include the facts and circumstances leading to disposal of Chipotle, the revenue and pre-tax profit of Chipotle and to identify the segment where Chipotle’s results were previously classified.

If you have any questions on this letter or need further assistance, please call Pete Bensen, Corporate Senior Vice President - Controller, at (630) 623-3506 or me at (630) 623-7001.

Sincerely,

/S/ Matthew H. Paull

Matthew H. Paull
Corporate Senior Executive Vice President and Chief Financial Officer

cc: U.S. Securities and Exchange Commission
               Heather Clark
      McDonald’s Corporation
Jim Skinner, Chief Executive Officer
Pete Bensen, Corporate Senior
Vice President - Controller